NEWS RELEASE

Crosshair Appoints New President and COO

Dated: February 19, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of Paul Hosford, P.Eng. as President and Chief Operating Officer, effective immediately. Mr. Hosford brings with him more than 24 years of international engineering experience in mine design, operations and project management. Mr. Hosford will take over the day to day operations of Crosshair from Mark J. Morabito, who will remain as CEO, focusing on Crosshair’s corporate growth strategies going forward.

Prior to joining Crosshair, Mr. Hosford was in a management role with Barrick Gold Corp. and prior to Barrick, he spent twelve years with Hatch Vancouver as a senior level consultant on world class projects. Since receiving his B.Sc Chemical Engineering (Honours) from the University of Edinburgh in 1982, he has gained extensive international mine planning, development and operational experience including, among other projects: the San Martin Project of Glamis Gold Corp in Honduras, where he managed the design, procurement and construction of a heap leach gold mine; the Bulghah Project of Saudi Company for Precious Metals in Saudi Arabia, where he was the engineering and commissioning manager of a heap leach gold mine; CVRD’s Salobo Project in Brasil, where he was project manager for a feasibility study for a copper concentrate refinery; Northern Orion Resources’ Agua Rica Project in Argentina, where he was project manager for a copper and gold mine/mill feasibility study; the Brewery Creek mine of Loki Gold Corp in the Yukon, where he managed the design and construction support of a gold heap leach plant; and the Goldstrike Mine of Barrick Gold Corp in Nevada, where he was responsible for evaluating plant upgrades. Mr. Hosford is a Professional Engineer and a member of the Canadian Institute of Mining and Metallurgy.

The Board would like to thank Mr. Morabito for his services as president for the last 5 years. Mr. Morabito is responsible for building the Company to where it is today and will remain in the role of Chief Executive Officer. The Board believes that Mr. Morabito’s strong corporate management, corporate finance and strategic planning background together with Mr. Hosford’s project management and mine development background will prove synergistic and allow Crosshair to commence a period of exciting growth.

“We are thrilled that Paul has joined the team”; says Mark Morabito, CEO of the Company. “His expertise in project management and mine development will be invaluable in taking the C Zone to pre-feasibility and beyond. Paul’s strong technical background will not only aid in developing the C Zone but also in advancing other targets on the property to the mine-ready stage. He will be working closely with Wayne Pickett, our Vice President of Exploration and leading the exploration and development teams.”

Paul Hosford states, “I’m very excited to be joining Crosshair at such an important time and to lead the team in the development objectives of the Company.”

The Company is granting to Mr. Hosford, under the terms of its stock option plan, options to purchase up to 500,000 common shares at a price of $1.41 per share. The options are subject to vesting over a two year period and have an expiry date of January 21, 2013.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Jay Sujir"
Director and Non-Executive Chairman

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030 F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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